FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 17, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of June 30, 2006.

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of June 30, 2006	CELLULAR S.A.
and December 31, 2005

	Notes	June 30, 2006	December 31, 2005
		(Unaudited)
		US$’000	US$’000
ASSETS

Non-Current Assets

Intangible assets, net	3	413,893	373,253
Property, plant and equipment, net	5	825,981	671,774
Investment in associates		6,017	5,367
Financial assets
Financial assets available for sale		24	6,307
Pledged deposits		4,866	6,500
Deferred taxation	14	3,092	4,817

Total Non-Current Assets		1,253,873	1,068,018

Current Assets

Financial assets
Financial assets at fair value through profit or loss	6, 19	354,124	327,803
Financial assets held to maturity		—	7,687
Pledged deposits		49,712	47,035
Inventories		27,417	16,369
Trade receivables, net		127,862	109,165
Amounts due from joint ventures and joint venture partners		22,669	19,244
Amounts due from other related parties		129	1,781
Prepayments and accrued income		49,085	48,046
Current tax assets	14	5,732	14,716
Supplier advances and other current assets	7	126,058	52,796
Time deposits		45	108
Cash and cash equivalents		506,751	596,567

Total Current Assets		1,269,584	1,241,317

Assets held for sale	8	4,638	250,087

TOTAL ASSETS		2,528,095	2,559,422

The accompanying notes are an integral part of these condensed financial statements

EQUITY AND LIABILITIES	Notes	June 30, 2006	December 31, 2005
		(Unaudited)
		US$’000	US$’000

EQUITY
Share capital and premium	9	367,400	465,157
Treasury stock	9	—	(8,833)
Other reserves		(13,590)	(15,217)
Accumulated losses brought forward	9	(39,799)	(151,779)
Profit for the year attributable to equity holders		67,261	10,043
		381,272	299,371
Minority interest	3	24,184	34,179
TOTAL EQUITY		405,456	333,550

LIABILITIES
Non-current Liabilities
Debt and other financing
10% Senior Notes	11	538,122	537,599
4% Convertible Notes – Debt component	11	167,129	163,284
Other debt and financing	11	152,860	120,041
Other non-current liabilities		175,334	203,988
Deferred taxation	14	34,781	45,228
Total non-current liabilities		1,068,226	1,070,140

Current Liabilities
Debt and other financing
5% Mandatory Exchangeable Notes	11, 19	353,815	315,359
Other debt and financing	11	115,211	96,340
Trade payables		271,417	210,540
Amounts due to joint ventures and joint venture partners		18,105	14,122
Amounts due to other related parties		4,318	4,780
Accrued interest and other expenses		75,835	61,236
Current tax liabilities	14	49,521	67,815
Other current liabilities		165,653	138,816
Total current liabilities		1,053,875	909,008

Liabilities directly associated with assets held for sale	8	538	246,724

TOTAL LIABILITIES		2,122,639	2,225,872

TOTAL EQUITY AND LIABILITIES		2,528,095	2,559,422

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the six months ended June 30, 2006	CELLULAR S.A.
and June 30, 2005

	Notes	Six months ended June 30, 2006	Six months ended June 30, 2005
		(Unaudited)	(Unaudited)
		US$’000	US$’000

Revenues	12,15	683,832	528,974
Cost of sales	13	(262,399)	(254,613)
Gross profit		421,433	274,361
Sales and marketing		(104,827)	(77,083)
General and administrative expenses		(116,819)	(92,147)
Other operating expenses		(19,346)	(13,683)
Other operating income		697	661
Gain from sale of subsidiaries and joint ventures, net		5,467	211
Operating profit	12,15	186,605	92,320
Valuation movement on investment securities	6	(16,830)	(98,803)
Fair value result on financial instruments	6,11	42,990	34,577
Interest expense		(75,661)	(68,528)
Interest income		13,050	10,736
Exchange (loss)/ gain, net	11	(32,544)	50,351
Profit from associates		655	398
Profit before taxes for the period from continuing operations		118,265	21,051
Charge for taxes	14	(49,017)	(26,653)
Profit/ (loss) for the period from continuing operations		69,248	(5,602)
Profit/(loss) from discontinued operations	8	19	(468)
Net profit/ (loss) for the period		69,267	(6,070)

Attributable to:
Equity holders of the Company		67,261	(6,386)
Minority interest		2,006	316
		69,267	(6,070)
Earnings (loss) per common share for profit (loss) attributable to the equity holders

• Basic (US$)	17	0.67	(0.06)

• Diluted (US$)	17	0.67	(0.06)

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the three months ended June 30, 2006	CELLULAR S.A.
and June 30, 2005

	Notes	Three months ended June 30, 2006	Three months ended June 30, 2005
		(Unaudited)	(Unaudited)
		US$’000	US$’000

Revenues	12	361,631	260,729
Cost of sales		(136,845)	(115,757)
Gross profit		224,786	144,972
Sales and marketing		(56,889)	(37,511)
General and administrative expenses		(63,047)	(48,078)
Other operating expenses		(10,163)	(6,412)
Other operating income		201	—
Gain from sale of subsidiaries and joint ventures, net		4,549	(11)
Operating profit	12	99,437	52,960
Valuation movement on investment securities		(46,922)	(43,291)
Fair value result on financial instruments		59,515	8,352
Interest expense		(37,570)	(35,244)
Interest income		6,086	5,819
Exchange (loss)/ gain, net		(24,251)	30,659
Profit from associates		393	336
Profit before taxes from continuing operations		56,688	19,591
Charge for taxes		(22,193)	(14,706)
Profit for the quarter from continuing operations		34,495	4,885
Profit/(loss) for the quarter from discontinued operations		—	(213)
Net profit for the quarter		34,495	4,672

Attributable to:
Equity holders of the Company		33,854	4,877
Minority interest		641	(205)
		34,495	4,672
Earnings per common share for profit attributable to the equity holders

• Basic (US$)		0.34	0.05

• Diluted (US$)		0.33	0.05

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of cash flows	MILLICOM INTERNATIONAL
For the six months ended June 30, 2006	CELLULAR S.A.
and June 30, 2005

	Notes	Six months ended June 30,2006	Six months ended June 30,2005
		(Unaudited)	(Unaudited)
		US $’000	US $’000
Net cash provided by operating activities		198,107	162,396

Cash flows from investing activities
Acquisition of subsidiaries, joint ventures and minority interests	3	(56,700)	(16,614)
Proceeds from the disposal of subsidiaries and joint ventures		(3,675)	—
Proceeds from the disposal of other investments		7,745	7,969
Purchase of licenses and other intangible assets		(21,564)	(32,710)
Purchase of financial assets		—	(1,272)
Purchase of property, plant and equipment		(258,988)	(88,659)
Proceeds from the disposal of property, plant and equipment		102	—
(Increase) / decrease in amounts due from joint ventures		(1,650)	2,566
(Increase) in pledged deposits		(969)	(4,654)
(Increase) / decrease in time deposits		64	(8,629)
Cash provided / (used) from other investing activities		(16)	(114)
Net cash used by investing activities		(335,651)	(142,117)

Cash flows from financing activities
Proceeds from issuance of stock capital		11,797	2,871
Proceeds from issuance of debt		171,029	231,775
Repayment of debt and other financing		(133,183)	(47,925)
Payment of dividends to minority interests		(4,296)	—
Net cash provided by financing activities		45,347	186,721

Effect of exchange rate changes on cash balances		2,381	30
Net (decrease) / increase in cash and cash equivalents		(89,816)	207,030

Cash and cash equivalents, beginning		596,567	413,381

Cash and cash equivalents, ending		506,751	620,411

Non-cash investing and financing activities
Investing activities:
Revaluation of marketable securities		(16,830)	(98,803)
Acquisition of licenses		—	204,239
Financing activities:
Share-based compensation		6,593	1,508

Cash flows from discontinued operations
Net cash (used) provided by operating activities		(349)	(62)
Cash flow provided (used) by investing activities		277	(5)
Net decrease in cash and cash equivalents		(72)	(67)

Cash and cash equivalents, beginning		210	146

Cash and cash equivalents, ending		138	79

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of	MILLICOM INTERNATIONAL
Changes in equity	CELLULAR S.A.
For the six months ended June 30, 2006, December 31, 2005 & June 30, 2005

	Attributable to equity holders
	Number of Shares	Number of shares held by the Group	Share Capital	Share Premium	Treasury stock	Accumulated profit and loss account	Other reserves	Total	Minority interest	Total Equity
	‘000	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as of December 31, 2004	99,219	(655)	148,828	364,954	(8,833)	(212,621)	(55,242)	237,086	43,351	280,437
IFRS 3- Negative goodwill derecognised	—	—	—	—	—	8,202	—	8,202	—	8,202
Profit for the period	—	—	—	—	—	(6,386)	—	(6,386)	316	(6,070)
Shares issued via the exercise of stock options	315	—	472	2,399	—	—	—	2,871	—	2,871
Share based compensation	—	—	—	—	—	—	1,508	1,508	—	1,508
4% Convertible Notes-equity component	—	—	—	—	—	—	39,109	39,109	—	39,109
Transfer to accumulated losses brought forward	—	—	—	(52,640)	—	52,640	—	—	—	—
Currency translation differences	—	—	—	—	—	—	(1,600)	(1,600)	(1,041)	(2,641)
Balance as of June 30, 2005	99,534	(655)	149,300	314,713	(8,833)	(158,165)	(16,225)	280,790	42,626	323,416
Profit for the period	—	—	—	—	—	16,429	—	16,429	(6,448)	9,981
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(2,000)	(2,000)
Shares issued via the exercise of stock options	170	—	255	889	—	—	(462)	682	—	682
Share based compensation	—	—	—	—	—	—	1,567	1,567	—	1,567
Fair value adjustment on-financial assets	—	—	—	—	—	—	3,308	3,308	—	3,308
Currency translation differences	—	—	—	—	—	—	(3,405)	(3,405)	1	(3,404)
Balance as of December 31, 2005	99,704	(655)	149,555	315,602	(8,833)	(141,736)	(15,217)	299,371	34,179	333,550
Profit for the period	—	—	—	—	—	67,261	—	67,261	2,006	69,267
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(4,296)	(4,296)
Shares issued via the exercise of stock options	747	655	1,121	1,843	8,833	—	—	11,797	—	11,797
Minority interest resulting from acquisition of subsidiaries	—	—	—	—	—	—	—	—	(7,824)	(7,824)
Share based compensation	—	—	—	1,216	—	—	5,377	6,593	—	6,593
Transfer to accumulated losses brought forward	—	—	—	(101,937)	—	101,937	—	—	—	—
Fair value adjustment on-financial assets	—	—	—	—	—	—	(3,308)	(3,308)	—	(3,308)
Currency translation differences	—	—	—	—	—	—	(442)	(442)	119	(323)
Balance as of June 30, 2006	100,451	—	150,676	216,724	—	27,462	(13,590)	381,272	24,184	405,456

The accompanying notes are an integral part of these condensed financial statements

Notes to Interim condensed consolidated	MILLICOM INTERNATIONAL
Financial Statements as of June 30, 2006	CELLULAR S.A.

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global operator of mobile telephone services in the world’s emerging markets. As of June 30, 2006, Millicom had interests in 16 mobile operations in 16 countries focusing on emerging markets in Central America, South America, Africa, South Asia and South East Asia. The Company’s shares are traded on the NASDAQ National Market under the symbol MICC and Stockholm stock exchange under the symbol MIC. Millicom delisted from the Luxembourg Stock Exchange on January 16, 2006. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

Millicom’s mobile interests in Central America include operations in El Salvador, Guatemala and Honduras; in South America operations in Bolivia and Paraguay; in Africa operations in Chad, Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania; in South Asia operations in Pakistan and Sri Lanka (and a Management Contract in Iran) and in South East Asia operations in Cambodia and Laos (our Business Cooperation Contract in Vietnam ended on May 18, 2005).

The Group was formed in December 1990 when Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group. On December 31, 1993, Millicom Inc. was merged into a wholly-owned subsidiary of Millicom, MIC-USA Inc. a Delaware corporation, and the outstanding shares of Millicom Inc.’s common stock were exchanged for approximately 46.5% of Millicom’s common stock outstanding at that time.

The Directors approved these interim condensed consolidated financial statements on August 16, 2006 for issuance.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). As such certain information and disclosures normally included in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. All adjustments made were normal recurring accruals. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s audited annual report as of December 31, 2005 filed on Form 20-F, as amended, with the U.S. Securities and Exchange Commission.

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2005. As disclosed in Note 2 of Millicom’s consolidated financial statements for the year ended December 31, 2005, on January 1, 2006, several new IFRS pronouncements became effective. In addition to these IFRS pronouncements, IFRIC 10 - Interim Financial Reporting and Impairment was published in July 2006 (to be applied on or after November 1, 2006). Management determined that none of the new pronouncements have a material impact on Millicom’s accounting principles.

3. ACQUISITION OF MINORITY INTERESTS

On January 23, 2006, Millicom purchased for a total consideration of $20.0 million the remaining 15.6% ownership interest in Millicom Tanzania Limited, its operation in Tanzania in which Millicom now has 100% ownership. Millicom recognized goodwill of $15.9 million as a result of the acquisition of the minority interest, recorded under the caption “Intangible assets, net”.

On March 14, 2006 Millicom purchased for a total consideration of $35.2 million the remaining 25% ownership interest in Sentel GSM, its operation in Senegal in which Millicom now has 100% ownership. Millicom recognized goodwill of $31.5 million as a result of the acquisition of the minority interest, recorded under the caption “Intangible assets, net”.

4.  SALE OF SUBSIDIARIES AND FINANCIAL ASSETS AVAILABLE FOR SALE

As part of the sale of Pakcom Limited (see Note 8), Millicom transferred for no consideration 10% of its ownership in Paktel to the Arfeen Group, reducing Millicom’s ownership in Paktel Limited to 88.9%. No gain or loss was recorded on the disposal.

In May 2006, Millicom disposed of its wholly-owned subsidiary MIC-USA Inc. for a nominal amount.  A net gain of $4.1 million was recognized from the sale and MIC-USA Inc ceased to be consolidated from the date of sale. As part of the disposal of MIC-USA Inc, Millicom disposed of Great Universal Inc. and Modern Holdings Inc. Although Great Universal Inc. and Modern Holdings Inc were wholly-owned by Millicom, they were not consolidated because of the existence of outstanding warrants that enable the warrant holder to control Great Universal Inc. and Modern Holdings Inc.  Therefore, these entities were accounted for as financial assets available for sale. No gain or loss was recorded on their disposal.

5.  PROPERTY, PLANT AND EQUIPMENT

During the six months ended June 30, 2006, Millicom acquired property, plant and equipment with a cost of $241.5 million (2005:$93.1 million). The charge for depreciation on Property, Plant and Equipment for the six months ended June 30, 2006 was $88.1 million (2005:$101.6 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Six months ended June 30, 2006	Six months ended June 30, 2005
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Additions	241,483	93,097
Net movement in payables and supplier advances for property, plant and equipment	17,505	(4,438)
Cash used for the purchase of property, plant and equipment	258,988	88,659

6. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

As of June 30, 2006 and December 31, 2005, Millicom had the following financial assets at fair value through profit or loss:

	Six months ended June 30, 2006	December 31, 2005
	(Unaudited)
	US $’000	US $’000

Tele2 A.B. – ‘B’ shares (i)	271,696	288,526
Embedded derivative on the 5% Mandatory Exchangeable Notes (i)	82,428	39,277
	354,124	327,803

(i) See Notes 11 and 19.

7. SUPPLIER ADVANCES AND OTHER CURRENT ASSETS

As of June 30, 2006 supplier advances were $65.7 million (December 31, 2005: $21.2 million).

8. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

(a) Millicom Peru

In 2003, Millicom decided to dispose of its operation in Peru (“Millicom Peru”) as it is a wireless local loop operation which is not part of the mobile telephony core business of Millicom and in addition, Millicom has no other operations in Peru. The sale was completed in May 2006, subject to regulatory approval, which was necessary to transfer control and which is expected to be obtained in the third quarter of 2006. Therefore, as of  June 30, 2006, Millicom Peru is classified as an asset held for sale and a discontinued operation (see Note 19). Millicom Peru is part of the segment “Other”.

Millicom Peru was not classified as an asset held of sale and a discontinued operation in the interim condensed consolidated financial statements as of June 30, 2005. The comparative interim condensed consolidated statements of profit and loss for the six months ended June 30, 2005 and for the three months ended June 30, 2005 have been adjusted. As a result, a loss of $0.5 million for the six months ended June 30, 2005 and a loss of $0.2 million for the three months ended June 30, 2005 have been reclassified from profit/(loss) from continuing operations to profit/(loss) from discontinued operations. This reclassification does not impact the comparative net profit/(loss) for the periods.

(b) Pakcom Limited

In the third quarter of 2005, Millicom started to actively negotiate the sale of its share in Pakcom Limited, one of its Pakistani operations.  On September 30, 2005, Pakcom Limited met the requirements for classification as a disposal group held for sale in accordance with IFRS 5, “Non-current asset held for sale and discontinued operations” and therefore all the assets and liabilities of Pakcom Limited were classified separately in the consolidated balance sheet. In addition, all assets and liabilities of Pakcom Limited were measured at their fair value (determined based on expected selling price) less costs to sell, and updated at each reporting date. Pakcom was not classified as a discontinued operation as Paktel, a subsidiary of Millicom, also operates in Pakistan in the same business line.

In June 2006, regulatory approval was obtained for the sale of Pakcom Limited to the Arfeen Group for a nominal amount resulting in no gain or loss on disposal. During the period from January 1, 2006 to the date of disposal, Millicom reversed $10 million of the impairment loss recorded as at December 31, 2005 attributable to Pakcom Limited (see Note 13). The reversal of the impairment loss corresponds to the amount of losses of Pakcom Limited for the period from January 1, 2006 to the date of disposal as the proceeds for the disposal of Pakcom Limited were agreed with the Arfeen Group during 2005. Pakcom Limited was part of the segment South Asia.

9. SHARE CAPITAL AND PREMIUM

During the first six months of 2006, 1,402,508 stock options were exercised by employees and directors of Millicom for a net proceeds of $11.8 million recorded in share capital and premium, of which 654,852 shares were issued from treasury stock.

As of June 30, 2006, following the above exercise of stock options and issuance from treasury stock, the total subscribed and fully paid-in share capital and premium amounted to $367.4 million consisting of 100,451,254 registered common shares with a par value of $1.50 each.

For the six months ended June 30, 2006, the average number of shares outstanding, including treasury shares, was 100,179,534 (2005: 99,348,946) and the average number of treasury shares outstanding was 68,741 (2005: 654,852).

At the Company’s Annual General Meeting in May 2006, the shareholders voted to decrease the statutory accumulated losses brought forward by a total amount of $101.9 million through a transfer of the same amount from the share premium account.

10. SHARE-BASED COMPENSATION

(a) Change in terms of share options previously granted to directors

In May 2006 at the Annual General Meeting, it was agreed to accelerate the vesting period for share options held by the directors from three years to one year to correspond to the directors’ one-year term in office. This modification resulted in a charge to the statement of profit and loss for the amount of $0.6 million in addition to the charge of $1.5 million for the six months ended June 30, 2006 (2005: $1.5 million). It was also agreed to change the term of the share options so that they no longer expire when a director is no longer a member of the board. In addition, the directors entered into an agreement with Millicom, whereby if Millicom is subject to a change of control the directors’ share options will vest immediately and the restricted shares will become unrestricted upon the change of control.

(b) Restricted shares granted to directors for 2005

In May 2006 at the Annual General Meeting, each of the nine Directors was granted restricted shares in Millicom, relating to the 2005 year. The shares are subject to a restriction of a one-year holding period. The number of total shares awarded to each director was a number equal to $50,000 divided by the closing share price of Millicom’s stock as quoted on the NASDAQ National Market on May 30, 2006. As the shares related to services provided in 2005, they vested immediately on the grant date and Millicom recognized compensation expense in the amount of $0.5 million for the six months ended June 30, 2006.

(c) Restricted shares granted to employees for 2005

In May 2006 at the annual general meeting, it was agreed to award a total number of 62,749 shares to employees in relation to the 2005 year. Compensation expense for the total number of shares awarded to employees was measured on the grant date using Millicom’s closing share price as quoted on the NASDAQ National Market on July 4, 2006. The shares are subject to a restriction of a one-year holding period. As the shares related to services provided in 2005, they vested immediately on the grant date and Millicom recognized compensation expense in the amount of $2.1 million for the six months ended June 30, 2006.

(d) Performance Share Plan established in 2006

In May 2006 at the annual general meeting, it was agreed to no longer award share options to employees going forward, but instead award restricted Millicom shares to certain employees.  Therefore, a Performance Share Plan (“PSP”) was created.  The PSP is based on a target share award granted to eligible Millicom employees, limited to Millicom senior-level employees, key high potential employees and certain critical new recruits.  The shares granted are subject to a one-year holding period once the shares are vested.

The shares awarded will vest at the end of a three year period, or performance cycle, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA(i) average margin, and profit margin.  The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.  The achievement of the highest performance level relating to each market and performance condition can yield a maximum of 140% of the number of shares granted to each employee at the beginning of the performance cycle.

The plan is designed so that the shares granted vest at the end of the three-year performance period.  However, for the performance cycle from 2006 through 2008 only, the shares granted will vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008.

For the period ended June 30, 2006, Millicom recognized $1.9 million as compensation expense related to shares granted to eligible employees under the new PSP.

(i) EBITDA represents operating profit before amortization and depreciation, other operating expenses, stock compensation of directors and employees, corporate costs, gain/(loss) from sale of subsidiaries and joint ventures and impairment of assets.

11. DEBT AND FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. Interest is accrued at an effective interest rate of 10.4%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

As of  June 30, 2006, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $538.1 million (December 31, 2005: $537.6 million).

4% Convertible Notes

In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195.9 million.

The 4% Convertible Notes are direct, unsecured obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears in equal installments on January 7 and July 7 of each year commencing on July 7, 2005. The effective interest rate is 9.8%.

Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount. Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price of $34.86 per share at any time on or after February 17, 2005 and up to December 28, 2009. As of June 30, 2006, none of the 4% Convertible Notes have been converted into ordinary shares.

The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of June 30, 2006 was $39.1 million, which is recorded under the caption “Other reserves” and the value allocated to debt was $167.1 million.

5% Mandatory Exchangeable Notes

On August 7, 2003, Millicom Telecommunications S.A., Millicom’s wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million at the exchange rate at the date of issuance) Mandatory Exchangeable Notes (the “5% Mandatory Exchangeable Notes”), which were mandatorily exchangeable into Tele2 AB series B shares and matured on August 7, 2006.

The 5% Mandatory Exchangeable Notes bore interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate was 8.5%. As of June 30, 2006 the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $353.8 million (December 31, 2005: $315.4 million). For the six months ended June 30, 2006 an exchange loss of $33.0 million (six months ended June 30, 2005: gain of $54.8 million) was recognized on the 5% Mandatory Exchangeable Notes.

The 5% Mandatory Exchangeable Notes included an embedded derivative, which was valued separately. The embedded derivative, which reflected Millicom’s right to participate in a portion of the increase in value of the Tele2 shares above the reference price of SEK 95 as well as the right to allocate to the noteholders the entire loss resulting from a decrease in value below this reference price, is recorded at fair value, taking into account time and volatility factors. As of June 30, 2006, the fair value of the embedded derivative resulted in an asset amounting to $82.4 million (December 31, 2005: an asset of $39.3 million) recorded under the caption “Financial assets at fair value through profit or loss”, with the change in fair value for the six months ended June 30, 2006 amounting to $43.2 million (six months ended June 30, 2005: $34.6 million) recorded under the caption “Fair value result on financial instruments”.

$100 million credit facility

On June 29, 2005 Millicom International Operations B.V., Millicom’s wholly-owned subsidiary entered into a $100 million revolving credit facility (“$100 million facility”) for a one year period with a term out option of an additional year. In June 2006, this facility was extended for a further three months. This facility has been guaranteed by Millicom.

The $100 million facility bears interest at LIBOR plus 2.5% and has a commitment fee of 1% on any undrawn balance. As at June 30, 2006 there had been no drawdowns on this facility.

Analysis of debt and financing by maturity

The total amount of debt and other financing is repayable as follows:

	As of June 30, 2006	As of December 31, 2005
	(Unaudited)
	US $’000	US $’000
Due within:
One year	469,026	411,699
One – two years	52,545	45,376
Two – three years	38,535	31,505
Three – four years	191,952	27,731
Four – five years	33,546	178,375
After five years	541,533	537,937
Total debt, net	1,327,137	1,232,623

As of June 30, 2006, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $446.7 million (December 2005: $445.8 million).

Guarantees

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of June 30, 2006 and December 31, 2005. Amounts covered by bank guarantees are recorded in the condensed consolidated balance sheets under the caption “Other debt and financing” and amounts covered by supplier guarantees are recorded under the caption “Trade payables” or “Other debt and financing” depending on the terms and conditions.

As of June  30, 2006 (unaudited):

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)
0-1 year	2,406	108,595	11,872	29,781	14,278	138,376
1-3 years	16,252	16,252	15,433	15,433	31,685	31,685
3-5 years	52,698	56,401	—	—	52,698	56,401
More than 5 years (3)	—	119,871	—	—	—	119,871
Total	71,356	301,119	27,305	45,214	98,661	346,333

As of December 31, 2005:

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)

0-1 year	6,863	110,618	7,206	7,536	14,069	118,154
1-3 years	17,521	17,521	15,798	15,798	33,319	33,319
3-5 years	29,446	42,242	—	—	29,446	42,242
More than 5 years	—	—	—	—	—	—
Total	53,830	170,381	23,004	23,334	76,834	193,715

(1) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(2) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

(3) This amount relates to guarantees given by the Company in support of long term financing for Paktel Limited our subsidiary in Pakistan.

12. SEGMENTAL REPORTING

The five operational clusters in the Group are Central America, South America, Africa, South Asia and South East Asia.

Revenues	Six months ended June 30, 2006	Six months ended June, 2005
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	337,987	190,244
South America	96,148	64,594
Africa	139,409	95,940
South Asia	57,171	61,315
South East Asia	51,198	115,788
Other	1,919	1,093
Total revenues	683,832	528,974

Operating profit	Six months ended June 30, 2006	Six months ended June, 2005
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	136,142	68,379
South America	25,129	12,374
Africa	36,479	32,414
South Asia	(271)	(22,681)
South East Asia	10,285	14,096
Other	(241)	(1,439)
Unallocated items	(20,918)	(10,823)
Operating profit	186,605	92,320

Revenues	Three months ended June 30, 2006	Three months ended June, 2005
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	181,420	101,652
South America	51,458	33,383
Africa	72,719	47,986
South Asia	28,820	31,611
South East Asia	26,198	45,492
Other	1,016	605
Total revenues	361,631	260,729

Operating profit	Three months ended June 30, 2006	Three months ended June, 2005
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	74,585	39,851
South America	13,656	7,176
Africa	16,525	16,938
South Asia	(1,476)	(12,509)
South East Asia	4,917	10,077
Other	(39)	(1,254)
Unallocated items	(8,731)	(7,319)
Operating profit	99,437	52,960

13. IMPAIRMENT OF ASSETS

Following the sale of  Pakcom Limited (see note 8), Millicom reversed the previous impairment loss recorded to reflect the fair value less costs to sell of Pakcom Limited’s analogue equipment for an amount of $10.0 million under the caption “Cost of sales” (see Note 8).

For the six months ended June 30, 2005 Millicom recorded an impairment charge of $16.6 million under the caption “Cost of sales” relating to the property, plant and equipment in its operation in Vietnam, and impairment charges of $5.3 million and $4.6 million relating to the analogue equipment of Pakcom Limited and Paktel, Millicom’s operations in Pakistan at that time, respectively. The Vietnam asset impairment was due to a late approval of investments required under the Business Cooperation Contract (BCC) preventing CIV, Millicom’s subsidiary in Vietnam, from generating revenues on these fixed assets as the BCC in Vietnam expired on May 18, 2005. The Pakcom Limited asset impairment resulted from a decrease in the recoverable amount of the analogue equipment following the increased competition by new entrants in the market. The Paktel asset impairment was due to accelerated migration of subscribers from the analogue network to the GSM Network.

14. TAXES

Group taxes are mainly comprised of income taxes of profitable subsidiaries and joint ventures, after allowance of taxable losses brought forward from previous years. The Company is subject to taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for the six month periods ended June 30, 2006 and 2005. Variations in the effective tax rate are mainly the result of the different mix of profit before tax between Millicom’s operations and the proportion of corporate expenses and interest in relation to the Group’s profit before tax.

15. JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts representing the Group’s share of revenues, operating expenses and operating profit in the Group’s ventures:

	Six months ended June 30, 2006	Six months ended June 30, 2005
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	272,052	152,789
Operating expenses	(162,840)	(101,515)
Operating profit	109,212	51,274

	Three months ended June 30, 2006	Three months ended June 30 31, 2005
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	143,750	81,280
Operating expenses	(85,172)	(53,404)
Operating profit	58,578	27,876

16. COMMITMENTS AND CONTINGENCIES

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of June 30, 2006, the total amount of claims against Millicom’s operations was $262.6 million (December 31, 2005: $29.6 million) of which $6.4 million (December 31, 2005: $5.8 million) has been provided in the consolidated balance sheet. The increase in claims is mainly the result of a tax claim in the Democratic Republic of Congo for $188.0 million, which Management believes to be a spurious claim with no legal grounds or basis. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations in excess of the provisions already recorded.

Tele2 AB series ‘B’ shares

The Tele2 AB series B (“Tele2”) shares underlying the 5% Mandatory Exchangeable Notes (see Notes 11 and 19) were lent to Deutsche Bank AG London pursuant to a securities lending arrangement. Millicom Telecommunications S.A. was obligated to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications S.A. the Tele2 shares previously lent. On August 7, 2006, the Tele2 shares underlying the 5% Mandatory Exchangeable Notes were exchanged against the 5% Mandatory Exchangeable Notes.

Debt pledges and guarantees

Details of debt pledges and guarantees are contained in Note 11.

Letters of support

In the normal course of business, the Company issues letters of support to various subsidiaries and joint ventures within the Group.

Capital Commitment

As of June 30, 2006, Millicom had committed to purchase network equipment, land and buildings and other non-current assets with a value of $193.7 million (December 31, 2005: $136.8 million) from a number of suppliers.

Operational environment

Millicom has operations in emerging markets, including Latin America, Africa and Asia where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments which may impact upon agreements with other parties. In the normal course of business, Millicom is involved in discussions regarding taxation, interconnect and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from Millicom’s various operations.

Contingent Assets

Due to the late delivery by a supplier of network equipment in Central and South America, Millicom is entitled to a total compensation for suffered damages amounting to $9.6 million. This compensation is in the form of discount vouchers on future purchases of network equipment. The recognition of the compensation as “other operating income” occurs when the network equipment purchased with these vouchers is delivered. As of June 30, 2006, $0.9 million of vouchers remain unused and therefore this amount has not yet been recognized as compensation. In the six month period ended June 30, 2006, Millicom recorded $0.7 million (June 30, 2005: $0.7 million) as “other operating income” following the delivery of network equipment.

17. (LOSS) EARNINGS PER COMMON SHARE

(Loss) earnings per common share attributable to equity holders are comprised as follows:

	Six months ended June 30, 2006	Six months ended June 30, 2005
	(Unaudited)	(Unaudited)
Basic computation

Net profit (loss) attributable to equity holders (US$’000)	67,261	(6,386)

Weighted average number of shares outstanding during the period (in ‘000)	100,111	98,694

Basic earnings/ (loss) per common share (US$)	0.67	(0.06)

Diluted computation

Net profit (loss) used to determine diluted earnings per share (US$’000)	67,261	(6,386)

Weighted average number of shares outstanding during the period (in ‘000)	100,111	98,694

Adjustments for Share options (in ‘000) (i)	918	—

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000) (ii)	101,029	98,694

Diluted earnings (loss) per common share (US$)	0.67	(0.06)

(i) As of June 30, 2006, the Group had no stock options (June 30, 2005: 1,039,849) that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

(ii) For the six months ended June 30, 2006 and 2005 the effect of the 4% Convertible Notes has not been included because to do so would have been anti-dilutive for the periods presented.

18. RECONCILIATION TO U.S. GAAP

The interim condensed consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The reconciliation of the reported net profit (loss) attributable to equity holders for the six months ended June 30, 2006 and 2005 prepared under IFRS to the net profits prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the reconciliation of the consolidated balance sheets as at June 30, 2006 and December 31, 2005 prepared under IFRS to the consolidated balance sheets prepared under U.S. GAAP are presented below:

		Six months ended	Six months ended
	Item	June 30, 2006	June 30, 2005
		(unaudited)	(unaudited)
		US$’000	US$’000
Net profit (loss) for the period attributable to equity holders of the Company reported under IFRS		67,261	(6,386)
Items increasing reported net profit (loss):
Consolidation of VIEs	I	248	2,159
Adjustments to initial step-up in the value of licenses	II	258	1,026
Stock options	III	—	1,419
Impairment of long-lived assets	IV	168	347
Adjustments relating to goodwill	V	610	611
Reclassification to shareholders’ equity of fair value adjustments on financial assets at fair value through profit or loss	VI	16,830	98,803
Adjustments related to debt	VII	3,436	2,789
Other		—	1,765
Net profit under U.S. GAAP		88,811	102,533

Presented as:
Net profit from continuing operations		86,367	104,398
Discontinued operations:
Profit/(loss) from discontinued operations, net of taxes(a)	VIII	2,444	(1,865)
Net profit under U.S.GAAP		88,811	102,533

(a)                                  The tax impact of these items is $nil in 2006 and 2005.

	Six months ended June 30, 2006	Six months ended June 30, 2005
	(unaudited)	(unaudited)
Basic profit per common share
Profit/(loss) per common share under U.S. GAAP:
—from continuing operations	$0.86	$1.06
—from discontinued operations	$0.03	$(0.02)
Basic profit per common share under U.S. GAAP	$0.89	$1.04

Weighted average number of shares outstanding in the period (in ‘000)	100,111	98,694

	Six months ended June 30, 2006	Six months ended June 30, 2005
	(unaudited)	(unaudited)
Diluted profit per common share
Profit/(loss) per common share under U.S. GAAP:
—from continuing operations	$0.85	$1.05
—from discontinued operations	$0.03	$(0.02)
Diluted profit per common share under U.S. GAAP	$0.88	$1.03

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000)	101,029	99,549

I. Consolidation of Variable Interest Entities

On March 31, 2004 Millicom adopted Financial Interpretation No. 46, revised 2003 (“FIN 46R”), Consolidation of Variable Interest Entities. FIN 46R applies to legal entities in which a variable interest is held. Such entities are referred to as variable interest entities (“VIEs”). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment sufficient to cover the expected losses of the entity or the equity holders’ lack of characteristics consistent with holding a controlling financial interest. When an entity is a VIE the party whose interests absorb a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

Information on the Group’s share of revenues and operating expenses of VIEs contributed on a proportional basis under IFRS are included in Note 15 to the interim condensed consolidated financial statements.

(a) Joint Venture Interests consolidated under FIN 46R

IFRS Treatment

Entities that are jointly controlled are consolidated using the proportional method which only includes the Group’s share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest in the consolidated financial statements.

U.S. GAAP Treatment

As a result of the adoption of FIN 46R Millicom consolidates its interests in the following VIEs: (a) Cam GSM Company Limited, a joint venture of Millicom in Cambodia, (b) Royal Telecam International Limited, another joint venture of Millicom in Cambodia, (c) Comunicaciones Celulares S.A., a joint venture of Millicom in Guatemala and (d) since May 29, 2005, Telefonica Celular S.A. a joint venture of Millicom in Honduras.

Reconciling Effect

This different treatment under U.S. GAAP impacts many of the individual balance sheet and profit and loss line items but has no overall effect on net income in 2006 after deducting minority interests, except for recognizing additional depreciation and amortization charges of $2.2 million (2005: $nil) net of taxes on stepped-up assets following the consolidation of Telefonica Celular S.A.

(b) Great Universal Inc. and Modern Holdings Inc.

IFRS Treatment

Under IFRS, Millicom did not consolidate its investment in Great Universal Inc. (“GU”) and Modern Holdings Inc. (“Modern Holdings”) since the existence of warrants, which enable the holder to obtain 100% of GU and 52% of Modern Holdings, were exercisable and convey the ability to the warrant holder to control GU and Modern Holdings.  Instead, Millicom accounted for GU and Modern Holdings as financial assets available for sale.

As discussed in Note 4, in May 2006 Millicom disposed of GU and Modern Holdings, realizing no gain or loss on disposal.

U.S. GAAP Treatment

Under U.S. GAAP, GU and Modern Holdings are considered variable interest entities under FIN 46R, Variable Interest Entities (“FIN 46R”) and were consolidated before their disposal. On March 31, 2006, GU and Modern Holdings were classified as discontinued operations and the sale of GU and Modern Holdings was completed in May 2006.

Reconciling Effect

The effect of consolidating GU and Modern under U.S. GAAP up to the date of disposal is an additional net profit from discontinued operations of $0.3 million (June 2005: net profit of $2.2 million).  Upon the sale of GU and Modern Holdings, no gain or loss was recognized under IFRS. Under U.S. GAAP,  following consolidation of GU and Modern Holdings, their carrying value was lower than under IFRS and an incremental gain on disposal of $2.1 million was recognized.

(c) Joint ventures interests not consolidated under FIN 46R

IFRS Treatment

Under IFRS, Emtel Limited is consolidated using the proportional method.

U.S. GAAP Treatment

The adjustment to reflect Millicom’s investment in joint ventures not consolidated under FIN 46R and adjusted from proportional consolidation under IFRS to the equity method under U.S. GAAP (Emtel Limited and Celtel prior to May 26, 2005) is reflected in the balance sheet reconciliations on the following pages.

II. Adjustments to initial step-up in the value of licenses

IFRS Treatment

The value of mobile properties contributed by the shareholders of certain of the Company’s subsidiaries and joint ventures, upon formation of Millicom, were not recorded at the contributing shareholders’ carryover basis under IFRS but were stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses of $58.6 million. The step-up in value of the properties is amortized through the profit and loss account.

U.S.GAAP Treatment

Under U.S. GAAP, the contributed properties were recorded at the contributing shareholders’ carryover basis, thus no intangible asset and no amortization expense have been recorded.

Reconciling Effect

This adjustment reverses the amortization expense and the stepped-up value recorded in the balance sheet under IFRS. The amount of amortization expense related to these intangible assets recorded for IFRS for the six months ended June 30, 2006 was $0.3 million (2005: $1.0 million).

III. Share-Based Compensation

(a) Stock Options Granted to Directors and Employees

IFRS Treatment

On January 1, 2005, the Company adopted IFRS 2, Share-based Payment (“IFRS 2”) and started charging the cost of the stock options to the income statement. On the date of grant, the Company computes the fair value of the stock options using an option pricing model, and recognizes the determined fair value over the vesting period.

U.S. GAAP Treatment

In 2005, Millicom still accounted for stock options under U.S. GAAP in accordance with APB 25, Accounting for Stock Issued to Employees (“APB 25”) and as a result no compensation expense was required to be recorded under U.S. GAAP. Therefore the compensation expense recorded under IFRS was reversed for U.S. GAAP purposes.

On January 1, 2006 Millicom adopted FASB Statement No. 123 (revised 2004), Share based payment, (“FAS 123(R)”).  Millicom transitioned from to APB 25 to FAS 123(R) using the modified prospective method which requires the recognition of compensation cost subsequent to January 1, 2006 for all share-based payments granted, modified, or settled after the date of adoption as well as for any unvested awards that were granted prior to the adoption date. In accordance with the modified prospective method, the figures for prior periods have not been restated to include, and do not include, the impact of FAS 123(R).  As a result of the adoption of SFAS 123(R) there have been no reconciling items in 2006, as the accounting for share-based compensation under IFRS 2 and SFAS 123(R) are similar for the current plans.

(b) Accelerated Vesting of Options

On May 6, 2004, the Board of Directors approved an acceleration of the vesting periods for certain outstanding options at that date.

IFRS Treatment

Before the adoption of IFRS 2 on January 1, 2005, compensation expense relating to stock options was not recognized. The acceleration of the vesting period in 2004 was applied before the adoption of IFRS 2, and therefore the acceleration did not result in compensation expense under IFRS.

U.S. GAAP Treatment

In accordance with the FASB Interpretation (“FIN 44”) Accounting for Certain Transactions involving Stock Compensation, Millicom computed a compensation cost corresponding to the intrinsic value of those outstanding options on May 6, 2004 in excess of the original intrinsic value of $nil at grant date and, only for options that would have been forfeited had the vesting period not been accelerated, recognized this amount over the revised vesting period. The cost recognized for the six months ended June 30, 2006 amounts to $nil (June 30, 2005: $0.1 million).

Summary of Reconciling Effects

	Six months ended June 30, 2006	Six months ended June 30, 2005
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000

Reversal of IFRS expense	—	1,508
Accelerated vesting of options	—	(89)
Total reconciling effect	—	1,419

IV. Impairment of Long Lived Assets

 IFRS Treatment

Under IFRS, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, i.e. a triggering event occurs, the book value of this asset is compared to its recoverable amount, which is usually determined by reference to a discounted cash flow forecast from the asset. If the discounted cash flow forecast to be generated from the asset is less than the asset’s book value an impairment is recorded for the amount of the excess.

U.S. GAAP Treatment

Under Statement of Financial Accounting Standard No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, i.e. a triggering event occurs, the book value of this asset is compared to the undiscounted cash flows forecast from the asset. If the undiscounted cash flows forecasted to be generated from the asset is less than the asset’s book value, the carrying value of the asset is regarded as not recoverable. When such a determination is made, impairment is measured as the excess of the carrying value above the asset’s fair value, typically determined by a discounted cash flow projection of the asset.

(a) Impairment of Analogue Equipment – Bolivia

IFRS Treatment

During 2003, under IFRS, Millicom reversed part of an impairment recorded in 2000 on analogue equipment belonging to its Bolivian operation, for an amount of $1.6 million, due to a change in the underlying assumptions to determine the recoverable amount of these assets.

U.S. GAAP Treatment

Under U.S. GAAP, the 2003 reversal of the $1.6 million impairment is not allowed. Also, as the carrying value of the assets is lower under U.S. GAAP, the related depreciation expense is also lower than under IFRS.

Reconciling Effect

For the six months ended June 30, 2006 $0.2 million (2005: $0.2 million) of incremental depreciation under IFRS has been reversed for U.S. GAAP purposes.

(b) Impairment of Analogue Equipment –Pakcom

IFRS Treatment

In March 2005, under IFRS, Millicom recorded an impairment charge of $5.2 million on the value of its analogue equipment belonging to its Pakistani operation, Pakcom.

U.S. GAAP Treatment

Since the recoverable amount of the analogue equipment determined by reference to an undiscounted cash flow model was higher than its carrying value, the impairment recorded under IFRS was not booked for U.S. GAAP purposes in 2005 and accordingly, incremental depreciation is recorded.

Reconciling Effect

In 2005, for U.S. GAAP purposes, the $5.2 million impairment charge relating to Pakcom was reversed and an additional depreciation charge of $0.8 million was recorded.

(c) Impairment of Analogue Equipment – Paktel

IFRS Treatment

In 2004, under IFRS only, Millicom recorded an impairment charge of $3.1 million on the value of analogue equipment belonging to its Pakistani operation, Paktel.

U.S. GAAP Treatment

Since on June 30, 2005, the recoverable amount of the analogue equipment held by Paktel determined by reference to an undiscounted cash flow model was lower than its carrying value, an impairment of $2.6 million has been recorded for U.S. GAAP purposes in 2005. Incremental depreciation was recorded up to the date the impairment was recorded.

Reconciling Effect

In 2005, for U.S. GAAP purposes, an impairment charge of $2.6 million was recorded. In addition Millicom recorded an incremental depreciation charge of $0.5 million for the period before the impairment charge was recorded for U.S. GAAP purposes.

Summary of Reconciling Effects

Summarized below are the adjustments to the Company’s IFRS reported net profit/ (loss) that have been made due to the application of SFAS 144:

	Six months ended June 30, 2006	Six months ended June 30, 2005
	(unaudited) US$ ’000	(unaudited) US$ ’000
Bolivia – reversal of depreciation	168	216
Pakcom – reversal of impairment	—	5,248
Paktel - impairment	—	(2,553)
Pakistan – incremental depreciation	—	(1,281)
Subtotal	168	1,630

Adjustment to tax charge on the above adjustments	—	(542)
Adjustment to minority interest on the above adjustments	—	(741)
Total adjustment to profit/(loss) in the period on the above adjustments	168	347

V. Adjustments Relating to Goodwill

(a) Negative goodwill

In 2004, under IFRS, Millicom generated $3.7 million negative goodwill on its acquisition of 25% of Millicom Tanzania Limited.

IFRS Treatment

Millicom adopted IFRS 3 on January 1, 2005 which requires negative goodwill acquired in a business combination to be recorded as income after initial reassessment of the purchase price allocation. The acquisition of 25% of Millicom Tanzania Limited was before Millicom adopted IFRS 3 and as such the $3.7 million negative goodwill was recognized as negative goodwill on the balance sheet

On January 1, 2005, the net carrying amount of negative goodwill was adjusted against accumulated losses brought forward.

U.S. GAAP Treatment

In 2004, under U.S. GAAP, the negative goodwill on the acquisition of Tanzania Limited was allocated to reduce the carrying amounts of certain acquired assets on a pro rata basis.

Reconciling Effect

The incremental depreciation charge recorded for IFRS purposes relating to the unadjusted carrying amount of acquired assets amounts to $0.6 million for the six months ended June 30, 2006 (2005: $0.6 million), and these amounts were reversed for U.S. GAAP purposes.

(b) Acquisition of minority interests in 2006

In the first quarter of 2006 Millicom purchased the remaining 25% of shares in its operation in Senegal and the remaining 15.6% of shares in its operation in Tanzania. The purchase price allocation of these acquisitions for U.S. GAAP purposes has been made on a provisional basis. The results of this provisional purchase price allocation are the same as under IFRS.

VI. Financial Assets at Fair Value through Profit and Loss

IFRS Treatment

Under IFRS, Millicom records the fair value adjustments of its investment in Tele2 and the embedded derivative on the 5% Mandatory Exchangeable Notes in the profit and loss account.

U.S. GAAP Treatment

Under U.S. GAAP the fair value adjustments of the Tele2 shares should be recorded in shareholders’ equity within the caption “Other Reserves”.

Reconciling Effect

For the six months ended June 30, 2006, under U.S. GAAP, Millicom reclassified an unrealized loss on the Tele2 shares of $16.8 million (2005: unrealized loss of $98.8 million) to shareholders’ equity.

VII. Debt:  4% Convertible Notes

IFRS Treatment

Under IFRS, Millicom has allocated part of the value of the 4% Convertible Notes to debt and part to equity. As a result, an incremental interest expense is recorded, which corresponds to the difference between the effective and the nominal interest rate.

U.S. GAAP Treatment

Under U.S. GAAP the 4% Convertible Notes are recorded at nominal value and the interest charge is computed based on the nominal interest rate.

Reconciling Effect

The equity component of $39.1 million of the 4% Convertible Notes recorded for IFRS is reclassified to the debt component of the 4% Convertible Notes under U.S. GAAP. The incremental interest expense, which corresponds to the difference between the effective and the nominal interest rate, of $3.4 million recorded under IFRS for the six months ended June 30, 2006 is reversed under U.S. GAAP (June 30, 2005: $2.8 million).

VIII. Discontinued Operations

Reconciling Effect Summary

Presented below is an analysis of profit/(loss) from discontinued operations under U.S. GAAP:

	Six months ended June 30		Segment in which
	2006	2005	reported
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Pakcom Limited	—	(4,008)	South Asia
Peruvian operations	—	(448)	Other
Great Universal and Modern Holdings	361	2,591	See item I
Gain/(loss) from discontinued operations (a)	361	(1,865)
Gain on disposal (b)	2,083	—
Gain/(loss) from discontinued operations	2,444	(1,865)

(a)          Excluding gains on disposals

(b)         The tax impact of these items is $nil (2005: $nil)

The table below provides information about revenues, operating profit and net profit under U.S. GAAP for the six months ended June 30, 2006 and 2005 from continuing operations excluding the discontinued operations above:

	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Revenues from continuing operations	840,696	573,676
Operating profit from continuing operations	236,512	109,236
Net profit reported from continuing operations	86,367	104,398

IX. Financing Fees

IFRS Treatment

Under IFRS, the Company records its 10% Senior Notes and 5% Mandatory Exchangeable Notes and the debt component of its 4% Convertible Notes net of un-amortized financing fees incurred to acquire these debts.

U.S. GAAP Treatment

Under U.S. GAAP, these financing fees are capitalized as a deferred charge.

Reconciling Effect

The amount that is reclassified as an asset in the balance sheet as at June 30, 2006, is $15.7 million (December 31, 2005:  $18.3 million), comprised of $11.9 million for the 10% Senior Notes (December 31, 2005:  $12.4 million;), $3.5 million for the 4% Convertible Notes (December 31, 2005: $3.9 million;) and $0.3 million for the 5% Mandatory Exchangeable Notes (December 31, 2005: $2.0 million).

X. Consolidation of operation in El Salvador

IFRS Treatment

Under IFRS, Millicom started reconsolidating its operation in El Salvador (“Telemovil”) as of September 15, 2003 after the dispute with the minority shareholders was resolved.

U.S. GAAP Treatment

Since September 15, 2003, Telemovil is consolidated under U.S. GAAP due to Millicom’s controlling interest.

Reconciling effect

Upon consolidation, under U.S. GAAP, Millicom reclassified an amount of $19.6 million from the carrying amount of its investment in Telemovil to goodwill.

XI. New U.S.GAAP Accounting Pronouncements

The following new U.S. GAAP pronouncements applicable to Millicom have been published since January 1, 2006.  Other relevant accounting pronouncements published before January 1, 2006 are disclosed in item 15 of Note 37 of the Group’s audited annual report as of December 31, 2005 filed on Form 20-F, as amended, with the U.S. Securities and Exchange Commission.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140” (“FAS 155”). FAS 155 addresses the following: a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management is currently evaluating the requirements of FAS 155, but does not expect that the adoption will have a material effect on the Group’s financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140, which changes the accounting for all loan servicing rights which are recorded as the result of selling a loan where the seller undertakes an obligation to service the loan, usually in exchange for compensation. FAS 156 amends current accounting guidance by permitting the servicing right to be recorded initially at fair value and also permits the subsequent reporting of these assets at fair value. FAS 156 is effective beginning January 1, 2007. Management does not expect the adoption of this standard to have a material impact on the Group’s financial statements.

In June 2006, the EITF reached a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement”, which concludes that for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net.  If the taxes subject to this issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis.  The guidance is effective for the first interim reporting period beginning after December 15, 2006, with early application permitted.  We are currently evaluating EITF No. 06-3 to determine the impact on our consolidated financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position must meet before financial statement recognition.  The Interpretation provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  We do not expect the adoption of FIN 48 to have a material impact on our consolidated financial position or results of operations.

Balance Sheet Reconciliation:

The following significant balance sheet differences arise under U.S. GAAP as of June 30, 2006:

Balance sheet as of June 30, 2006	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item I)	Other Adjustments	Under U.S. GAAP Group
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets
Goodwill	V, X	121,709	—	25,282	146,991
Other intangible assets, net	II, IX	292,184	68,752	12,551	373,487
Property, plant and equipment, net	IV, V	825,981	94,538	(870)	919,649
Investments in associates		6,017	15,841	—	21,858
Financial assets
Financial assets available for sale		24	(21)	—	3
Pledged deposits		4,866	503	—	5,369
Deferred taxation(a)		3,092	390	(1,340)	2,142
Total Non-Current Assets		1,253,873	180,003	35,623	1,469,499
Current Assets
Financial assets
Financial assets at fair value through profit or loss		354,124	—	—	354,124
Pledged deposits		49,712	—	—	49,712
Inventories		27,417	9,983	—	37,400
Trade receivable, net		127,862	18,528	—	146,390
Amounts due from joint ventures and joint venture partners		22,669	(1,810)	—	20,859
Amounts due from other related parties		129	104	—	233
Prepayments and accrued income		49,085	6,346	—	55,431
Current tax assets(a)		5,732	1,570	1,340	8,642
Supplier advances and other current assets	IX	126,058	1,825	291	128,174
Time deposits		45	—	—	45
Cash and cash equivalents		506,751	18,132	—	524,883
Total Current Assets		1,269,584	54,678	1,631	1,325,893
Total assets from disposal group classified as held for sale		4,638	—	—	4,638
Total Assets		2,528,095	234,681	37,254	2,800,030
Shareholders’ Equity and Liabilities
Shareholders’ equity
Share capital and premium	II, III, VII	367,400	—	(43,953)	323,447
Other reserves		(13,590)	—	(10,200)	(23,790)
Accumulated losses brought forward	III, VI, VII	(39,799)	(9,571)	25,065	(24,305)
Net profit for the period		67,261	248	21,302	88,811
Total Shareholders’ Equity		381,272	(9,323)	(7,786)	364,163
Minority Interest		24,184	137,939	—	162,123
Total Equity		405,456
Liabilities
Non-current liabilities
10% Senior Notes	IX	538,122	—	11,878	550,000
4% Notes—debt component	VII, IX	167,129	—	32,871	200,000
Other debt and financing		152,860	18,085	—	170,945
Other non current liabilities		175,334	—	—	175,334
Deferred taxation(a)		34,781	12,942	(1,230)	46,493
Total Non Current Liabilities		1,068,226	31,027	43,519	1,142,772
Current liabilities
5% Mandatory Exchangeable Notes	IX	353,815	—	291	354,106
Other debt and financing		115,211	2,230	—	117,441
Trade payables		271,417	37,536	—	308,953
Amount due to joint ventures		18,105	(5,713)	—	12,392
Amounts due to other related parties		4,318	7	—	4,325
Accrued interest and other expenses		75,835	10,158	—	85,993
Current tax liabilities(a)		49,521	5,134	1,230	55,885
Other current liabilities		165,653	25,686	—	191,339
Total Current Liabilities		1,053,875	75,038	1,521	1,130,434
Total liabilities from disposal group classified as held for sale		538	—	—	538
Total Liabilities		2,122,639	106,065	45,040	2,273,744
Total Shareholders’ Equity and Liabilities		2,528,095	234,681	37,254	2,800,030

(a) Under IFRS all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related asset or liability. Accordingly, as of June 30, 2006, Millicom reclassified $1,340 thousand from non-current deferred tax assets to current deferred tax assets and $1,230 thousand from non-current deferred tax liabilities to current deferred tax liabilities.

The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2005:

Balance sheet as of December 31, 2005	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item 1)	Other Adjustments	Under U.S. GAAP Group
		US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets
Goodwill	V, X	73,348	2,985	25,282	101,615
Other intangible assets, net	II, IX	299,905	78,107	13,216	391,228
Property, plant and equipment, net	IV, V	671,774	84,043	(1,639)	754,178
Investments in associates		5,367	15,160	—	20,527
Financial assets
Financial assets available for sale		6,307	(2,692)	—	3,615
Pledged deposits		6,500	488	—	6,988
Deferred taxation(a)		4,817	356	(749)	4,424
Total Non-Current Assets		1,068,018	178,447	36,110	1,282,575
Current Assets
Financial assets
Financial assets at fair value through profit or loss		327,803	—	—	327,803
Financial assets held to maturity		7,687	—	—	7,687
Pledged deposits		47,035	—	—	47,035
Inventories		16,369	5,773	—	22,142
Trade receivable, net		109,165	16,069	—	125,234
Amounts due from joint ventures and joint venture partners		19,244	3,602	—	22,846
Amounts due from other related parties		1,781	4,427	—	6,208
Prepayments and accrued income		48,046	4,896	—	52,942
Current tax assets(a)		14,716	—	749	15,465
Supplier advances and other current assets	IX	52,796	3,526	2,029	58,351
Time deposits		108	—	—	108
Cash and cash equivalents		596,567	27,394	—	623,961
Total Current Assets		1,241,317	65,687	2,778	1,309,782
Total assets from disposal group classified as held for sale		250,087	16	—	250,103
Total Assets		2,559,422	244,150	38,888	2,842,460
Shareholders’ Equity and Liabilities
Shareholders’ equity
Share capital and premium	II, III	465,157	—	(43,953)	421,204
Treasury stock		(8,833)	—		(8,833)
Other reserves	III, VI, VII	(15,217)	(1,713)	6,631	(10,299)
Accumulated losses brought forward		(151,779)	(4,084)	(52,708)	(208,571)
Net profit for the year		10,043	(5,487)	77,773	82,329
Total Shareholders’ Equity		299,371	(11,284)	(12,257)	275,830
Minority Interest		34,179	146,607	—	180,786
Total Equity		333,550
Liabilities
Non-current liabilities
10% Senior Notes	IX	537,599	—	12,401	550,000
4% Notes—debt component	IX	163,284	—	36,716	200,000

Other debt and financing		120,041	16,637	—	136,678
Other non current liabilities		203,988	—	—	203,988
Deferred taxation(a)		45,228	16,010	(843)	60,395
Total Non Current Liabilities		1,070,140	32,647	48,274	1,151,061
Current liabilities
5% Mandatory Exchangeable Notes	IX	315,359	—	2,029	317,388
Other debt and financing		96,340	5,272	—	101,612
Trade payables		210,540	33,537	—	244,077
Amount due to joint ventures		14,122	(14,111)	—	11
Amounts due to other related parties		4,780	576	—	5,356
Accrued interest and other expenses		61,236	18,225	—	79,461
Current tax liabilities		67,815	3,807	842	72,464
Other current liabilities(a)		138,816	28,028	—	166,844
Total Current Liabilities		909,008	75,334	2,871	987,213
Total liabilities from disposal group classified as held for sale		246,724	846	—	247,570
Total Liabilities		2,225,872	108,827	51,145	2,385,844
Total Shareholders’ Equity and Liabilities		2,559,422	244,150	38,888	2,842,460

(a)           Under IFRS all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related asset or liability. Accordingly, as of December 31, 2005. Millicom reclassified $748,000 from non-current deferred tax assets to current deferred tax assets and $843,000 from non-current deferred tax liabilities to current deferred tax liabilities.

Comprehensive Income:

The Company’s statement of comprehensive income under U.S. GAAP for the six months ended June 30, 2006 and 2005 is as follows:

	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)
	U.S.$ ’000	U.S.$ ’000
Net profit under U.S. GAAP	88,811	102,533
Other comprehensive loss:
Holding loss excluding effect of sale of marketable securities sold during the year, net of tax(a)	(16,830)	(98,803)
Currency translation reserve	(2,038)	(827)
Other comprehensive loss	(18,868)	(99,630)
Comprehensive income under U.S. GAAP	69,943	2,903

(a)           The tax impact on these items is $nil (2005: $nil)

Additional Stock Option Disclosure:

As described above, under U.S. GAAP, the Company accounted for stock options under APB25 before January 1, 2006. Had compensation costs been determined in accordance with SFAS 123 prior to its revision, the Company’s net income and loss per share for the six months ended June 30, 2005 would have been adjusted to the following pro forma amounts.

June 30, 2005
(Unaudited)
U.S.$ ’000
Net profit, as reported	102,533

Add: total stock-based employee compensation expense determined under APB 25 for all awards, net of related tax effects	89
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,744)

Pro forma net profit	100,878

Profit per share:

As reported (basic) -	$1.04
As reported (diluted) -	$1.03
Pro forma (basic) -	$1.02
Pro forma (diluted) -	$1.01

The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 1.25% to 4.12%, expected lives ranging from 1 to 5 years , no dividends and expected volatility of 43.7% to 161.8%.

19. SUBSEQUENT EVENTS

In April, 2006, Millicom purchased the remaining 4% ownership interest in Telefonica Celular de Paraguay SA, its subsidiary in Paraguay. The acquisition was approved by the regulatory authorities in July 2006.

On August 7, 2006, 26,905,200 Tele2 AB (B) shares held by Millicom Telecommunications S.A., a Millicom’s wholly owned subsidiary, have been exchanged against the 5% Mandatory Exchangeable Notes . These shares were exchanged against the debt at a price of SEK 95 per share, with minimal impact on the Group’s profit and loss.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS. See Note 18 of the “Notes to interim condensed consolidated financial statements” for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

We are a global mobile telecommunications operator with a portfolio of investments in the world’s emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

We have interests in 16 mobile systems in 16 countries, focusing on emerging markets in Central America, South America, Africa, South Asia and South East Asia. As of June 30, 2006, the countries where we had mobile operations had a combined population of approximately 400 million. This means that 400 million is the number of people covered by our licenses, representing the number of people who could receive mobile services under the terms of our licenses if our networks covered the entire population. Our total subscribers reached 10.9 million (9.3 million on attributable basis) as of June 30, 2006.

Our markets are attractive for mobile services due to low fixed and mobile penetration. Usage of mobile services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the high costs of such services and low levels of disposable income. We believe there is a significant opportunity for further growth of mobile services in our markets due to the reduction in the cost of providing mobile services to the consumer, and due to rising disposable personal income levels.

Recent Developments

On January 16, 2006, Millicom delisted from the Luxembourg stock exchange.

On January 19, 2006 Millicom announced that it had received a high number of unsolicited approaches and had decided to conduct a review of the strategic options for the Company. It appointed a financial advisor in this respect.

On January 23, 2006, Millicom purchased the remaining 15.6% ownership interest in Millicom Tanzania Limited, its operation in Tanzania in which Millicom now has 100% ownership.

On February 1, 2006, Millicom completed the second and final installment of its agreement to purchase the remaining 30% ownership interest in Millicom Sierra Leone Limited.

On February 27, 2006, Millicom’s subsidiary in Sri Lanka, Celltel extended its cellular license in Sri Lanka until 2018 at a cost of approximately US$ 4 million.

On March 14, 2006, Millicom purchased the remaining 25% ownership interest in Sentel GSM, its operation in Senegal in which Millicom now has 100% ownership.

In May 2006, Millicom agreed the sale of its wireless data business in Peru, subject to regulatory approval. The deal is expected to close in Q3 2006.

In May 2006, Millicom completed the sale of its US Group mainly including its investments in Great Universal and Modern Hodlings, realizing a net gain of US$ 4 million.

In June 2006, Millicom completed the sale of Pakcom, its TDMA operation in Pakistan, to the Arfeen Group for a nominal amount. As per the sale agreement, Millicom transferred a 10% stake in Paktel to the Arfeen Group taking Millicom’s ownership in Paktel to 88.9%.

On July 3, 2006, Millicom announced that it had decided to terminate all discussions concerning a potential sale of the entire share capital of the Company. The Board concluded that the potential purchaser would not be in a position within an acceptable timeframe to make a binding offer that would have been suitably attractive, given the current strong performance of the business, or sufficiently certain of closing.

On July 12, 2006, Millicom completed its acquisition of the remaining 4% ownership interest in Telecel Paraguay, its operation in Paraguay, in which Millicom now has 100% ownership.

On August 7, 2006, Tele 2 shares held by a wholly-owned subsidiary of Millicom have been exchanged against the corresponding debt for which they are held as collateral.  These shares were exchanged against the debt at a minimum price of SEK 95 per share.

Subscriber Base

We have consistently achieved strong subscriber growth across our operations. Our worldwide total cellular subscribers increased by 51% to 10.9 million as of June 30, 2006 from 7.2 million as of June 30, 2005. Of the total subscribers as of June 30, 2006, 10.4 million, or 95%, were prepaid, an increase of 55.2% over the 6.7 million prepaid subscribers as of June 30, 2005. Our attributable subscribers increased by 50% to 9.3 million as of June 30, 2006 from 6.2 million as of June 30, 2005. The four largest contributors to total cellular subscribers growth in the six months ended June 30, 2006 were the operations in Guatemala, Ghana, Tanzania and Honduras adding 1.3 million net new subscribers for the six months ended June 30, 2006.

Revenues

Our revenues were $683.8 million for the six months ended June 30, 2006 as compared to $529.0 million for the six months ended June 30, 2005. For the period from January 1, 2005 to June 30, 2005, revenues from our operation in Vietnam were $74.1 million.

Upstreaming of Cash

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash from our operations to the head office. For the six months ended June 30, 2006, we upstreamed $112.6 million from our operations. This upstreamed cash is used to service Millicom’s debt obligations and for further investments.

Debt

Millicom’s total consolidated indebtedness as of June 30, 2006 was $1,327.1 million and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $820.3 million. Of such indebtedness, $353.8 million relates to the 5% Mandatory Exchangeable Notes, which have been exchanged into Tele2 AB B shares on August 7, 2006 and in respect of which no repayment in cash of principal was made. In addition, our interest obligations in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes.

Effect of Exchange Rate Fluctuations

Exchange rates for the currencies of the countries in which we operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits and cash flows while also reducing both our assets and liabilities. In the six months ended June 30, 2006, we had a net exchange loss of $32.5 million. In the six months ended June 30, 2005, we had a net exchange gain of $50.4 million. The exchange gain in both 2006 and 2005 was mainly due to the revaluation at the period-end exchange rate of the debt component of the 5% Mandatory Exchangeable Notes.

To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

Results of Operations

Six months Ended June 30, 2006 and 2005

The following table sets forth certain profit and loss statement items for the periods indicated.

	Six months Ended		Impact on Comparative Results for Period
	June 30	June 30	Amount of	Percent
	2006	2005	Variation	Change
	(Unaudited)	(Unaudited)
	(in thousands of U.S. dollars, except percentages)
Revenues	683,832	528,974	154,858	29%
Cost of sales	(262,399)	(254,613)	(7,786)	3%
Sales and marketing	(104,827)	(77,083)	(27,744)	36%
General and administrative expenses	(116,819)	(92,147)	(24,672)	27%
Other operating expenses	(19,346)	(13,683)	(5,663)	41%
Valuation movement on investments in securities	(16,830)	(98,803)	81,973	—
Fair value result on other financial instruments	42,990	34,577	8,413	24%
Interest expense	(75,661)	(68,528)	(7,133)	10%
Exchange (loss), gain, net	(32,544)	50,351	(82,895)	—
Charge for taxes	(49,017)	(26,653)	(22,364)	84%
Net (loss)/profit attributable to equity holders	67,261	(6,386)	73,647	—

Revenues. Total revenues for the six months ended June 30, 2006 were $683.8 million, an increase of 29% over $529.0 million for the six months ended June 30, 2005. The increase results from revenue growth in the majority of the Group’s operations. The four largest contributors to revenues during the six months ended June 30, 2006 were our operations in El Salvador, Guatemala, Honduras and Paraguay.

Cost of sales. Cost of sales increased by 3% for the six months ended June 30, 2006 to $262.4 million from $254.6 million for the six months ended June 30, 2005. The lower increase, compared to the increase in revenues, is mainly explained by the write-down of assets in the first six months of 2005 due to an impairment charge of $16.6 million on property, plant and equipment in Vietnam and an impairment charge on the Pakcom and Paktel analog equipment of $5.3 million and $4.6 million respectively, as well as the reversal during the first six months of 2006 of previous network impairment of Pakcom resulting from the sale of the operation.

Sales and marketing. Sales and marketing expenses increased by 36 % for the six months ended June 30, 2006 to $104.8 million from $77.1 million for the six months ended June 30, 2005. The increase was mainly due to the rollout of our Tigo brand in Africa and continuing growth throughout our operations.

General and administrative expenses. General and administrative expenses increased by 27% for the six months ended June 30, 2006 to $116.8 million from $92.1 million for the six months ended June 30, 2005. The increased general and administrative expenses is mainly explained by the growth throughout the operations.

Other operating expenses. Other operating expenses increased by 41% for the six months ended June 30, 2006 to $19.3 million from $13.7 million for the six months ended June 30, 2005 mainly due to increased professional fees as a result of a strategic review carried out by Millicom.

Valuation movement on investments securities. For the six months ended June 30, 2006, the valuation movement on securities was a loss of $16.8 million representing the variation in share price of the Tele2 AB shares and exchange rates since December 31, 2005. For the six months ended June 30, 2005, the valuation movement on securities was a loss of $98.8 million.

Fair value result on financial instruments. For the six months ended June 30, 2006, the fair value result on financial instruments was a gain of $43.0 million. For the six months ended June 30, 2005, the fair value result on financial instruments was a gain of $34.6 million.

Interest expenses. Interest expenses for the six months ended June 30, 2006 increased by 10% to $75.7 million from $68.5 million for the six months ended June 30, 2005. This increase arose primarily from additional borrowings by the operations used to fund the increased capital expenditure on property, plant and equipment and licenses.

Exchange gain. Millicom had a net exchange loss for the six months ended June 30, 2006 of $32.5 million compared to a gain of $50.4 million for the six months ended June 30, 2005. The exchange loss in 2006 and gain in 2005 were mainly due to the revaluation at the period-end exchange rate of the debt component of the 5% Mandatory Exchangeable Notes which are denominated in Swedish Kroner.

Charge for taxes. The net tax charge for the six months ended June 30, 2006 increased to $49.0 million from $26.7 million for the six months ended June 30, 2005 mainly due to the higher profit before tax.

Net profit/loss for the period attributable to equity holders. The net profit for the six months ended June 30, 2006 attributable to equity holders was $67.3 million compared to a net loss of $6.4 million for the six months ended June 30, 2005 for the reasons stated above. For the six months ended June 30, 2006, the net profit was also affected by the increased valuation movement on investments securities, the fair value result on financial instruments and the exchange loss.

Geographical Segment Information

The table below sets forth our revenues by geographical segment for the periods indicated.

Revenues	Six months ended June 30, 2006	Six months ended June 30, 2005
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	337,987	190,244
South America	96,148	64,594
Africa	139,409	95,940
South Asia	57,171	61,315
South East Asia	51,198	115,788
Other	1,919	1,093
Total revenues	683,832	528,974

The table below sets forth our revenues by geographical segment, in percent of total revenues, for the periods indicated.

	Six months Ended June 30,
	2006	2005
	(Unaudited)	(Unaudited)
Central America	49.4%	36.0%
South America	14.0%	12.2%
Africa	20.4%	18.1%
South Asia	8.4%	11.6%
South East Asia	7.5%	21.9%
Other	0.3%	0.2%
Total	100.0%	100.0%

Liquidity and Capital Resources

Cash Flows

For the six months ended June 30, 2006, cash provided by operating activities was $198.1 million compared to $162.4 million for the six months ended June 30, 2005.

Cash used by investing activities was $335.7 million for the six months ended June 30, 2006, compared to $142.1 million for the six months ended June 30, 2005. This increase is mainly due to network expansion throughout our operations and the acquisition of minority interests in Senegal and Tanzania.

Financing activities provided total cash of $45.3 million for the six months ended June 30, 2006 and $186.7 million for the six months ended June 30, 2005. The decrease is mainly explained by the issuance of the 4% Convertible Notes in the first quarter of 2005.

The net cash decrease in the six months ended June 30, 2006 was $89.8 million compared to an inflow of $207.0 million for the six months ended June 30, 2005. Millicom had a closing cash and cash equivalents balance of $506.8 million as of June 30, 2006 compared to $620.4 million as of June 30, 2005.

Capital Additions

Our additions to property, plant and equipment by geographical region were as follows during the periods indicated:

	For the six months Ended June 30,
	2006	2005
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)

Central America	49,360	20,229
South America	16,180	6,820
Africa	86,869	24,600
South Asia	78,149	9,582
South East Asia	10,885	31,791
Other	39	75
Total	241,482	93,097

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and Other Debt and Financing

As of June 30, 2006, we had total consolidated outstanding debt and other financing of $1,327.1 million. The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $446.7 million.

As of December 31, 2005, on a consolidated basis, we had total outstanding debt and other financing of $1,232.6 million. The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $445.8 million.

Of the total consolidated outstanding debt and other financing,

•                  $538.1 million, net of deferred financing fees, was in respect to the 10% Senior Notes;

•                  $167.1 million, net of deferred financing fees, was in respect to the 4% Convertible Notes;

•                  $353.8 million, net of deferred financing fees, was in respect to the debt component of the 5% Mandatory Exchangeable Notes;

•                  $268.1 was in respect to the indebtedness of our operating entities.

The 4% Convertible Bonds are convertible at the option of holders at any time up to December 28, 2009, unless previously redeemed, converted or purchased and cancelled, into Millicom common stock at a conversion price of $34.86 per share. Millicom has apportioned part of the value of these notes to equity and part to debt. The value allocated to equity as of June 30, 2006 was $39.1 million and the value allocated to debt was $167.1 million.

Short-term Liabilities

As of June 30, 2006, Millicom had a total of $1,053.9 million of current liabilities, including $353.8 million of the 5% Mandatory Exchangeable Notes have been settled by the exchange of Tele2 shares and $115.2 million of other debt and financing. Management expects a substantial portion of such short-term other debt and financing to be extended prior to maturity.

As of June 30, 2006, we had commitments from a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $193.7 million of which $176.5 million are due within one year.

As of June 30, 2006, we had outstanding guarantees for a total amount of $98.7 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Marc Beuls
		Name:	Marc Beuls
		Title:	President and Chief Executive Officer

	By:		/s/ David Sach
		Name:	David Sach
		Title:	Chief Financial Officer

Date: August 17,
2006